Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES APPROVAL OF NOTES BUYBACK PROGRAMS BY
ELBIT AND PLAZA TOTALING UP TO NIS 300 MILLION

Tel Aviv, Israel, May 23, 2011, Elbit Imaging Ltd. (NASDAQ: EMITF) announced today that its board of directors approved the repurchase of up to NIS 150 million (approximately $43 million) of Elbit’s Series A through F Notes, which are traded on the Tel Aviv Stock Exchange. In addition, the board of directors of Elbit’s subsidiary, Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR), approved a repurchase of an additional up to NIS 150 million (approximately $43 million) of its Series A through B Notes, which are traded on the Tel Aviv Stock Exchange. The repurchases will be made from time to time in the open market on the Tel-Aviv Stock Exchange, in privately negotiated transactions or in a combination of the two. The respective board approvals shall not be deemed a commitment to purchase any notes. The timing and amounts of any notes repurchased will be determined by Elbit’s and Plaza Centers’ respective management based on their evaluation of market conditions and other factors. The repurchase programs may be suspended or discontinued at any time.  Repurchases of notes will be carried out by the issuer thereof or any of its subsidiaries. Notes repurchased by the issuer itself will be canceled and removed from trading and will not be permitted to be reissued.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments; and (b) investments in hospitals and farm and dairy plants in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054